UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

FEDERATED PREMIER MUNICIPAL INCOME FUND

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

31423P, 31423P504

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center,  100 N. Tryon Street,  Charlotte,  North Carolina  28255  Phone : 980-254-4395

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,272

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,272

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
97.97%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, N.A. 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON
BK

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corp 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,809

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.00%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
463

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
463

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
463

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.97%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment No. 3 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 1, 2011 and filed with the SEC on January 11, 2011 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated January 5, 2012 and filed with the SEC on January 13, 2012 ("Amendment No. 1"), as further amended by Amendment No. 2 dated November 17, 2017 and filed with the SEC on November 21, 2017 ("Amendment No. 2") for Bank of America Corporation ("BAC"), Bank of America, N.A. ("BANA"), Blue Ridge Investments, L.L.C. ("Blue Ridge") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the auction rate preferred shares ("ARPS Shares") and the variable rate municipal term preferred shares ("VMTP Shares") of Federated Premier Municipal Income Fund (the "Issuer").
This Amendment is being filed as a result of (i) the sale to the Issuer of the ARPS Shares of the Issuer (CUSIP No. 31423P) in connection with the tender, pursuant to a tender offer made by the issuer as described on Schedule TO, filed with the SEC on September 18, 2019 (the "Tender Offer"), in the amount of (x) 237 shares by BANA and (y) 926 shares by Blue Ridge and (ii) the purchase of VMTP Shares described as the Variable Rate Municipal Term Preferred Shares, Series 2019 (the "2019 VMTP Shares") of the Issuer (CUSIP No. 31423P504) in the amount of (i) 1,809 shares purchased by BAPFC and (ii) 463 shares purchased by Blue Ridge.

Item 2.	Identity and Background

(a)
Item 2 of the Original Schedule 13D is hereby amended by:
(i) deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment; and
(ii) deleting the paragraphs related to the names and addresses of the Reporting Persons and replacing such paragraphs with the following:
"This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Bank of America Corporation ("BAC");
ii. Bank of America, N.A. ("BANA");
iii. Banc of America Preferred Funding Corporation ("BAPFC"); and
iv. Blue Ridge Investments, L.L.C. ("Blue Ridge").
This Statement relates to the VMTP Shares that were purchased for the account of BAPFC and Blue Ridge.
The address of the principal business office of BAC is:
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BANA is:
101 South Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:
214 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:
One Bryant Park
New York, New York 10036"

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:
"The ARPS Shares of the Issuer held by BANA and Blue Ridge have been sold to the Issuer as of October 18, 2019 (the "Tender") in connection with the Tender Offer, and as a result of the Tender, the Reporting Persons no longer own any ARPS Shares of the Issuer.
The Reporting Persons purchased 2,272 variable rate municipal term preferred shares (CUSIP No. 31423P504) from the Issuer (the "Purchase").
The aggregate amount of funds used by the Reporting Persons for the Purchase was approximately $113,600,000. The source of funds was the working capital of the Reporting Persons."

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:
"As a result of the Tender, the Reporting Persons no longer own any ARPS Shares of the Issuer.
BAPFC and Blue Ridge made the Purchase for investment purposes. BAPFC and Blue Ridge acquired the 2019 VMTP Shares (CUSIP No. 31423P504) pursuant to a VMTP Purchase Agreement, dated October 18, 2019, between the Issuer, BAPFC and Blue Ridge (the "Purchase Agreement") on their initial issuance for a purchase price of $113,600,000.
The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Paragraphs (c), (d) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety with the following:
"(c) Not applicable.
(d) Not applicable.
(e) On October 18, 2019, as a result of the Tender, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities with respect to the ARPS Shares."

(b)

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
"The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VMTP Shares owned by BAPFC and Blue Ridge, on October 18, 2019, BAPFC and Blue Ridge assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated October 18, 2019 among BAPFC, Blue Ridge, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by BAPFC and Blue Ridge. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. BAPFC and Blue Ridge have the right to cause the Issuer to register the VMTP Shares pursuant to a Registration Rights Agreement, dated October 18, 2019 among the Issuer, BAPFC and Blue Ridge."

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.3 Voting Trust Agreement, dated October 18, 2019
99.4 Registration Rights Agreement, dated October 18, 2019
99.5 VMTP Purchase Agreement, dated October 18, 2019"

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

October 22, 2019	By:	/s/ Ally Pecarro
Attorney-in-fact

BANK OF AMERICA, N.A.

October 22, 2019	By:	/s/ Michael Jentis
Managing Director

BANC OF AMERICA PREFERRED FUNDING CORPORATION

October 22, 2019	By:	/s/ Michael Jentis
Authorized Signatory

BLUE RIDGE INVESTMENTS, L.L.C.

October 22, 2019	By:	/s/ Michael Jentis
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)